

April 11, 2012

Via Facsimile
Mr. Robert D. Davis
Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024

> **Re:** **Rent-A-Center, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 0-25370**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies…, page 24

General

1. In future filings, please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact

your results of operations or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value.
- The amount of goodwill allocated to the reporting unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumption.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Litigation Reserves, page 24

2.   We refer to the second paragraph of your disclosure where you state that you "had no reserves relating to probable losses" for your outstanding litigation. Please tell us and revise future filings to clarify whether the probable losses, to which you refer, are expected to be material to your financial statements. This comment also applies to your litigation disclosure in Note J on page 62.

Financial Statements, page 39

Exhibit 32 - Section 906 Certifications

3.   We note that in Exhibits 32.1 and 32.2, each of your certifications refer to the "quarterly report on Form 10-Q." In this regard, please amend your Form 10-K to provide revised certifications. We remind you that your amended Form 10-K should be a full amendment, including the filing of new section 302 certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Robert D. Davis
Rent-A-Center, Inc.
April 11, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief